Exhibit (a)(1)(viii)

Overseas Shipholding Group, Inc.	PRESS RELEASE

For Immediate Release

OVERSEAS SHIPHOLDING GROUP COMMENCES TENDER OFFER

FOR COMMON UNITS OF OSG AMERICA L.P. AT $10.25 IN CASH PER UNIT

New York — November 5, 2009 — Overseas Shipholding Group, Inc. (NYSE: OSG), a market leader in providing energy transportation services, today announced that it has commenced, through its wholly owned subsidiary OSG Bulk Ships, Inc., a New York corporation, the previously announced tender offer for all of the outstanding publicly-held common units (the “Units”) of OSG America L.P. (“OSG America” or the “Partnership”; NYSE: OSP) that OSG and its subsidiaries do not currently own at $10.25 per unit in cash, representing total cash consideration of approximately $72 million exclusive of fees and expenses.  OSG and its affiliates currently own approximately 53.3% of the outstanding Units, 100% of the outstanding subordinated units and a 2% general partner interest, representing in the aggregate approximately 77.1% of the outstanding equity of OSG America.

The price of $10.25 per Unit in cash represents a premium of approximately 44% over the closing price of the Units on July 29, 2009, the last full trading day prior to the first public announcement of OSG’s proposed offer, and a premium of approximately 40% above the average closing price of the Units for the 90 trading days immediately preceding July 29.

A special committee of independent members of the Board of Directors of OSG America LLC, the general partner of the Partnership, has determined, on behalf of the general partner, that the offer of $10.25 per Unit is fair to Unitholders (other than OSG and its affiliates) and recommends that Unitholders tender their Units to OSG pursuant to the offer.  Although OSG makes no recommendation as to whether or not the Unitholders should tender their Units, OSG believes that the offer price is fair from a financial point of view.

The offer and withdrawal rights are scheduled to expire at 11:59 p.m., New York City time, on December 4, 2009, unless the deadline is extended. In addition to customary conditions, the offer contains a non-waivable condition that more than 4,003,166 Units be tendered, such that the tendered Units, together with the Units already owned by OSG and its affiliates, would represent more than 12,003,600 Units, which is more than 80% of the Units outstanding.  If the Offer is successfully consummated, OSG plans to thereafter exercise its right to purchase all of the Units that continue to remain outstanding. Thus, successful consummation of the Offer will result in the Partnership “going private” and the Partnership will cease filing periodic reports with the SEC and the Units will no longer be listed on the NYSE or otherwise publicly traded.

Innisfree M&A Incorporated is the Information Agent for the offer.  BofA Merrill Lynch and Evercore Partners are acting as financial advisers to OSG in connection with the offer.  Simpson Thacher & Bartlett is acting as legal counsel to OSG.  Lazard Freres & Co. LLC is acting as financial adviser to the special committee.  Jones Day is acting as legal counsel to the special committee.

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NOTICE FOR OSG AMERICA UNITHOLDERS:

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Units.  Holders of Units are advised to read the combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3, the Offer to Purchase, OSG America’s Solicitation/Recommendation Statement on Schedule 14D-9 and other documents relating to the tender offer that have been or will be filed with the SEC because they contain important information. Anyone may obtain copies of these documents when available for free at the SEC’s website at www.sec.gov, or by calling Innisfree M&A Incorporated, the Information Agent for the offer, toll free at 1-888.750.5834.

About OSG

Overseas Shipholding Group, Inc. (NYSE: OSG), a Dow Jones Transportation Index company, is one of the largest publicly traded tanker companies in the world. As a market leader in global energy transportation services for crude oil, petroleum and gas products in the U.S. and International Flag markets, OSG is committed to setting high standards of excellence for its quality, safety and environmental programs. OSG is recognized as one of the world’s most customer-focused marine transportation companies and is headquartered in New York City, NY. More information is available at www.osg.com.

Forward-Looking Statements

This release contains forward-looking statements regarding OSG’s prospects and the impact this tender may have on OSG and prospects of OSG’s strategy of being a market leader in the segments in which it competes. Factors, risks and uncertainties that could cause actual results to differ from the expectations reflected in these forward-looking statements are described in OSG’s Annual Report for 2008 on Form 10-K.

Contact Information

For more information contact:  Jennifer L. Schlueter, Vice President Corporate Communications and Investor Relations, OSG Ship Management, Inc. at +1 212.578.1699.